SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 17, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated August 17, 2009 regarding “Ericsson’s Bert Nordberg appointed President of Sony Ericsson.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: August 17, 2009

PRESS RELEASE	August 17, 2009

Ericsson’s Bert Nordberg appointed President of Sony Ericsson

Ericsson’s (NASDAQ:ERIC) Executive Vice President Bert Nordberg has been appointed President of Sony Ericsson as of October 15, 2009. He joins Sony Ericsson on September 1, 2009, to take on the position as Co-President.

Bert Nordberg is presently also head of Ericsson Silicon Valley. He will leave his positions in Ericsson when he joins Sony Ericsson September 1, 2009.

Sir Howard Stringer, Chairman, CEO and President of Sony Corporation, will take on the role as Chairman of Sony Ericsson on October 15 while Carl-Henric Svanberg, President and CEO of Ericsson remains in the board of Sony Ericsson. Carl-Henric Svanberg is currently Chairman of Sony Ericsson.

More information about Bert Nordberg’s new position at Sony Ericsson is found at

http://www.sonyericsson.com/cws/corporate/press/pressreleases/latestnews

NOTES TO EDITORS:

Bert Nordberg’s photo and bio is available on

http://www.ericsson.com/ericsson/corpinfo/management/bert_nordberg.shtml

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public and Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone :+46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on August 17 2009, 08.25 CET.